787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 21, 2011

VIA EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Post-Effective Amendment No. 38 to the Registration Statement Filed on June 10, 2011
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Eskildsen:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on June 24, 2011.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for each of the Aberdeen U.S. Equity I Fund and the Aberdeen U.S. Equity II Fund (together, the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:            In the fee table for each Fund, please move the footnote 1 reference to “Other Expenses,” as it is only applicable to “Other Expenses.”

Response:                        The requested modification has been made.

Comment No. 2:            A U.S. company is defined in the prospectus as a company having been organized under the laws of the United States, having a principal place of business in the United States, or if its stock trades primarily in the United States.  Please explain supplementally whether a company meeting only one of such criteria would be considered a “U.S. company” and how a company meeting one of such criteria would be exposed to the economic risks and fortunes of the U.S.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                    A company meeting only one of the above-listed criteria would be considered a “U.S. company” by each Fund.  The Registrant believes that each of the above-listed criteria is a general indicator that a company is tied economically to the U.S., and thus to the economic risks and fortunes of the U.S.  Further, in the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (the “Commission”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country indicated by its name.

Comment No. 3:          Please disclose the range of market capitalizations of the companies in which each Fund may invest.  If the Funds may invest in small- and mid-cap companies, please include small- and mid-cap companies risk in the principal risks sections.

Response:                    Each Fund may invest without regard to market capitalization, as indicated by the Fund’s name and principal strategies.  Each Fund has an investment objective and investment strategies and policies that are identical to the Aberdeen U.S. Equity Fund, also a series of the Registrant, and has been set up solely to serve as a shell fund in a reorganization with another fund.  The prospectus of the Aberdeen U.S. Equity Fund, which has been reviewed by the Staff on multiple occasions, including as recently as earlier this year, does not include small- and mid-cap companies risk as a risk factor.  Accordingly, for consistency purposes, the Registrant does not wish to include such risk factor in the Funds’ prospectus.  The Registrant will analyze Fund holdings and consider adding such risk factor to the prospectus for each of the three funds (i.e., Aberdeen U.S. Equity Fund, Aberdeen U.S. Equity I Fund and Aberdeen U.S. Equity II Fund), to the extent applicable, when such prospectuses are next updated.

Comment No. 4:          The sentence at the end of each Fund’s principal strategies section which states that the Fund’s investment objective may be changed without shareholder approval is not required or appropriate for a summary section.  Please move such sentence to the section required by Item 9 of Form N-1A.

Response:                    The Registrant respectfully declines to take this comment, as a previous comment from the Staff requested that the Registrant include such disclosure in the summary section.

Comment No. 5:          Please delete the last sentence of the second paragraph under “Purchase and Sale of Fund Shares” in the summary section, as it is not appropriate for a summary section.

Response:                    The requested deletion has been made.

Comment No. 6:          In the SAI, please define commercial mortgage and residential mortgage as one industry for purposes of the Funds’ concentration policy.

Response:                    The Registrant does not believe that it is required by the 1940 Act or Form N-1A to define commercial mortgage and residential mortgage as a single industry.  Further, the Funds’ concentration policy is consistent with many other funds in the Aberdeen Fund Complex and the Registrant prefers to maintain consistent fundamental policies across the fund complex, to the extent feasible.  In addition, given the fact that the Funds are equity funds, the Registrant does not believe that it is likely for the Funds to invest in mortgage-backed securities.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)    the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)    the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP